Exhibit 21.1

List of Subsidiaries

Name of Entity	Ownership	Jurisdiction
Amprius Technologies Operating, Inc.	100% owned by Amprius Technologies, Inc.	Delaware, USA

Combine Merger Sub, Inc.	100% owned by Amprius Technologies, Inc.	Delaware, USA

Combine Merger Sub, LLC	100% owned by Amprius Technologies, Inc.	Delaware, USA